November 9, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Attn: Pamela Long

RE:	Silvercrest Asset Management Group Inc.
Registration Statement on Form S-1
SEC File No. 333-183963

Dear Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as representatives of the underwriters, hereby join with Silvercrest Asset Management Group Inc.’s (the “Company”) request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on November 13, 2012 at 2:00 p.m., New York City time, or as soon as practicable thereafter.

Pursuant to Rule 460 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated October 29, 2012 (the “Preliminary Prospectus”), relating to the proposed initial public offering of the Company’s Class A Common Stock commenced October 29, 2012. Approximately one thousand and five hundred and seventy-five (1,575) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others. The Preliminary Prospectus has been available on the Commission’s website since October 29, 2012.

Very truly yours,

Sandler O’Neill & Partners, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Robert Kleinert
Name: Robert Kleinert
Title: An Officer of the Corporation

Raymond James & Associates, Inc.

By:	/s/ Douglas F. Secord
Name: Douglas F. Secord
Title: Senior Vice President

Acting on behalf of themselves and as the representatives of the several underwriters.